April 17, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attn:	Christine Torney Daniel Gordon Tyler Howes Joe McCann

Re:	Pulmatrix, Inc.
Registration Statement on Form S-4
Filed on February 14, 2025
File No. 333-284993

Ladies and Gentlemen:

This letter is submitted on behalf of Pulmatrix, Inc. (the “Company”) in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter dated March 14, 2025 (the “Comment Letter”) regarding the Company’s Registration Statement on Form S-4 filed with the Commission on February 14, 2025 (the “Registration Statement”). In connection with this response to the Comment Letter, the Company is contemporaneously filing via EDGAR Amendment No. 1 to the Registration Statement (“Amendment No. 1”), which has been amended in response to the Staff’s comments in the Comment Letter.

The following are the Company’s responses to the Comment Letter. For your convenience, the Staff’s comments contained in the Comment Letter have been restated below in their entirety in italic type, with the Company’s corresponding responses set forth immediately under such comments, including, where applicable, a cross-reference to the location of changes made in Amendment No. 1 in response to the Staff’s comments. All page references in the responses set forth below refer to page numbers in Amendment No. 1 as filed conterminously here with. Defined terms used but not otherwise defined herein have the meanings ascribed to such terms in Amendment No. 1.

Registration Statement on Form S-4 filed February 14, 2025

Cover Page

1.	Please disclose prominently on the prospectus cover page that Cullgen is a Delaware company with significant operations conducted in China through the company’s Shanghai subsidiary.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure to disclose that Cullgen is a Delaware company with significant operations conducted in China through Cullgen Shanghai. Please see the cover page and page 14 of Amendment No. 1.

2.	Provide prominent disclosure about the legal and operational risks associated with being based in or having the majority of the combined company’s operations in China. Your disclosure should make clear whether these risks could result in a material change in your operations and/or the value of the securities you are registering for sale or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Your disclosure should address how recent statements and regulatory actions by China’s government, such as those related to data security or anti-monopoly concerns, have or may impact the company’s ability to conduct its business, accept foreign investments, or list on a U.S. or other foreign exchange. Please disclose whether Ernst & Young Hua Ming LLP is subject to the determinations announced by the PCAOB on December 16, 2021 and whether and how the Holding Foreign Companies Accountable Act and related regulations will affect your company. Your Q&A and/or prospectus summary should address, but not necessarily be limited to, the risks highlighted on the prospectus cover page.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure to include legal and operational risks associated with having a majority of the Combined Company’s operations in China. Please see the cover page and pages 14-16 and 84 of Amendment No. 1.

3.	Provide a description of how cash will be transferred through the combined company’s organization and disclose your intentions to distribute earnings. State whether any transfers, dividends, or distributions have been made to date between Cullgen and its subsidiary, or to investors, and quantify the amounts where applicable. Provide cross references to the condensed consolidating schedule and the consolidated financial statements.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure to provide a description of how cash will be transferred through the Combined Company’s organization and its expectations regarding the distribution of earnings. Please see the cover page and pages 15 and 269-270 of Amendment No. 1.

Questions and Answers about the Merger, page 1

4.	Please revise the Q&A to explain whether Pulmatrix’s board would be authorized to implement a reverse stock split and/or an increase to authorized common shares if Proposals 2 and 3 were to pass but Proposal 1 were not to receive stockholder approval.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure to explain whether Pulmatrix’s board would be authorized to implement a reverse stock split and/or an increase to authorized common shares if Proposals 2 and 3 were to pass but Proposal 1 were not to receive stockholder approval. Please see pages 4, 186 and 189 of Amendment No. 1.

5.	We note the disclosure on pages 107 and 319 indicating that Cullgen currently is a subsidiary of GNI Japan. Please add a Q&A to discuss the past, current and future relationship between Cullgen and GNI. For instance, tell us and disclose, as applicable, whether GNI founded Cullgen. Discuss whether GNI and Cullgen’s current parent/subsidiary relationship is planned to change as a result of the reverse merger transaction. In light of GNI’s significant equity interest in Cullgen and the overlap in their management teams, please discuss whether GNI will control Cullgen’s operations. Discuss any material contracts between the parties that will survive the merger, including any arrangements involving funding, tax allocation, technology transfer or provision of services, as applicable.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has added the requested Q&A to discuss the past, current and future relationship between Cullgen, GNI Japan and the Combined Company. Please see page 7 of Amendment No. 1.

6.	Please add a Q&A that discusses Pulmatrix’s current plans to sell its historical assets and operations. Discuss risks to Pulmatrix shareholders stemming from uncertainties surrounding these potential sales, including without limitation the potential impact on whether a special dividend is paid and the amount of any such dividend.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has added a Q&A that discusses Pulmatrix’s current plans to sell its historical assets and operations. Such Q&A discusses risks to Pulmatrix shareholders stemming from uncertainties surrounding these potential sales, including without limitation the potential impact on whether a special dividend is paid and the amount of any such dividend. Please see page 3 of Amendment No. 1.

Q: What will Pulmatrix securityholders receive in the Merger?, page 2

7.	We note your disclosure here and elsewhere indicating that the Pulmatrix board of directors may declare a pre-closing Special Cash Dividend. Please explain whether Pulmatrix shareholders will know prior to commencement of voting whether the Pulmatrix board is committed to issuing a dividend within the parameters negotiated by the Merger parties.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure to indicate that the Pulmatrix stockholders will not know prior to commencement of voting whether the Pulmatrix board is committed to issuing a dividend within the paraments negotiated by the Merger parties. Please see pages 2 and 155 of Amendment No. 1.

Prospectus Summary

The Companies, page 12

8.	We note your statement claiming that Cullgen’s product candidates have distinct advantages including “improved efficacy” over other therapeutic modalities. Given that Cullgen is early in its development efforts, please revise this statement, and any others like it, to avoid the implication that Cullgen’s product candidates are or will be deemed effective, as such conclusions are within the sole authority of FDA and comparable foreign regulators.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure to remove claims that Cullgen’s product candidates have “improved efficacy” over other therapeutic modalities. Please see pages 13, 220 and 281 of Amendment No. 1.

9.	Please provide a diagram of Cullgen’s corporate structure, identifying the person or entity that owns the equity in each depicted entity.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has provided a diagram of Cullgen’s corporate structure. Please see page 25 of Amendment No. 1.

10.	Disclose each permission or approval that Cullgen and its subsidiaries are required to obtain from Chinese authorities to operate their business and to offer the securities being registered to foreign investors. State whether Cullgen is covered by permissions requirements from the China Securities Regulatory Commission (CSRC), Cyberspace Administration of China (CAC) or any other governmental agency and state affirmatively whether they have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to investors if they: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure to disclose each permission or approval that Cullgen and Cullgen Shanghai are required to obtain from Chinese authorities to operate their business and to offer the securities being registered to foreign investors. Please see pages 21-22 of Amendment No. 1.

11.	Provide a clear description of how cash will be transferred through the organization. Disclose your intentions to distribute earnings. Quantify any cash flows and transfers of other assets by type that have occurred between Cullgen and its subsidiaries, and direction of transfer. Quantify any dividends or distributions that a subsidiary has made to the holding company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Your disclosure should make clear if no transfers, dividends, or distributions have been made to date. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from the company, including your subsidiaries, to the parent company and U.S. investors.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure to provide a description of how cash will be transferred through the Combined Company’s organization and its expectations regarding the distribution of earnings. Please see the cover page and pages 15 and 269-270 of Amendment No. 1.

12.	Disclose that trading in your securities may be prohibited under the Holding Foreign Companies Accountable Act if the PCAOB determines that it cannot inspect or investigate completely your auditor, and that as a result an exchange may determine to delist your securities. Disclose here whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure to disclose that the Combined Company securities may be prohibited under the Holding Foreign Companies Accountable Act if the PCAOB determines that it cannot inspect or investigate completely the Combined Company’s auditor. Please see the cover page and pages 15-16 of Amendment No. 1.

The Merger

Background of the Merger, page 101

13.	Please revise here to disclose the final valuation attributed to Cullgen in the merger agreement.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the “The Merger—Background of the Merger” section to disclose the final valuation attributed to Cullgen in the merger agreement. Please see pages 113-114 of Amendment No. 1.

14.	Please revise to provide a more fulsome discussion related to the changes in the valuation of Pulmatrix. For example, we note that disclosure here indicates that Pulmatrix was initially valued at $10 million by the parties on October 25, 2024, but disclosure on page 121 indicates that the final merger agreement values Pulmatrix at $8 million. Please disclose the parties’ reasoning for such changes.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the “The Merger—Background of the Merger” section to provide a more fulsome discussion related to the changes in the valuation of Pulmatrix and the parties’ reasoning for such changes. Please see pages 113-114 and 132 of Amendment No. 1.

15.	Please revise to clarify whether Party C made an offer in the August 2024 to October 2024 timeframe and when negotiations with Party C terminated.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the “The Merger—Background of the Merger” section to clarify whether Party C made an offer in the August 2024 to October 2024 timeframe and when negotiations with Party C terminated. Please see pages 112-113 of Amendment No. 1.

16.	We note that Pulmatrix’s board considered liquidation scenarios at multiple points during 2024. Please revise to disclose each of the relevant liquidation values assessed. Similarly revise the disclosure on page 106 to identify the liquidation value that Pulmatrix’s board considered when rendering its decision at the November 11, 2024 meeting.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the “The Merger—Background of the Merger” section to disclose each of the relevant liquidation values assessed and has also revised the disclosure to identify the liquidation value that the Pulmatrix board of directors considered when rendering its decision at the November 11, 2024 meeting. Please see pages 111-112 and 115 of Amendment No. 1.

Pulmatrix’s Reasons for the Merger, page 106

17.	Please revise the disclosure on page 107 to identify the large pharmaceutical partner and the applicable research and development efforts.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure in the “The Merger—Pulmatrix’s Reasons for the Merger” section to identify the large pharmaceutical partner and the applicable research and development efforts. Please see page 115 of Amendment No. 1.

Cullgen’s Business, page 211

18.	With reference to the unaudited pro forma financials, please revise to disclose how the combined company plans to allocate funding across the five clinical and preclinical programs identified in the pipeline table on page 215.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure to disclose how the Combined Company plans to allocate funding across its clinical and preclinical programs. Please see page 225 of Amendment No. 1.

Cullgen’s Strengths, page 212

19.	We note your statements claiming CG001419 is being developed as a “potential first-in-class” treatment for both pain management and certain cancers. Please revise these statements as they appear to be speculative given the current development status of these product candidates and the noted length and uncertainty of the drug approval processes.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure to remove references to “potential first-in-class.” Please see page 221 of Amendment No. 1.

Cullgen’s Strategy, page 213

20.	Please revise your disclosures on page 213 to explain the terms “clinically validated” and “clinically relevant.”

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure to explain the terms “clinically validated” and “clinically relevant.” Please see pages 66 and 222 of Amendment No. 1.

Clinical and Preclinical Pipeline, page 215

21.	Please revise your pipeline table to include a column for Phase 3 to clearly represent all development stages that must be completed prior to submission of your product candidates for regulatory approval.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised its pipeline table. Please see page 225 of Amendment No. 1.

22.	We note the inclusion of two “undisclosed” preclinical programs in your pipeline table. Please tell us what aspects of the programs are undisclosed. Please note that we may have additional comment regarding inclusion of these candidates in your pipeline table.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised its pipeline table to remove the rows regarding the two “undisclosed” preclinical programs. Please see page 225 of Amendment No. 1.

Phase 1/2 clinical trial, page 220

23.	Please revise to identify the treatment emergent adverse event that led to drug discontinuation.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure to identify the treatment emergent adverse event that led to drug discontinuation. Please see page 230 of Amendment No. 1.

Phase 1 clinical trial, page 230

24.	Please revise to briefly discuss the material aspects of Cullgen’s planned Phase 1 trial of CG009301 in patients with refractory hematologic malignancies including the expected number of patients you will enroll, the location of the trial and planned clinical endpoints.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure to briefly discuss the material aspects of Cullgen’s planned Phase 1 trial of CG009301. Please see page 238 of Amendment No 1.

Patents, page 235

25.	We note your disclosure regarding the patent and patent applications that Cullgen or its affiliates own. Please revise to identify these affiliates to clarify if you are referring to Cullgen Shanghai, GNI Japan or other entities.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure to identify that Cullgen and Cullgen Shanghai own the referenced patents and patent applications. Please see page 242 of Amendment No. 1.

Unaudited Pro Forma Condensed Combined Financial Information

Notes to Unaudited Pro Forma Condensed Combined Financial Statements

3. Adjustments to the Unaudited Pro Forma Condensed Combined Statement of Operations for Nine Months Ended September 30, 2024 and for the Year Ended December 31, 2023, page 299

26.	Please explain why the estimated transaction costs of $7.9 million, as reflected in Adjustment B, which are not yet reflected in the historical financial statements as of September 30, 2024, and are expected to be incurred by Cullgen in connection with the merger, are not included as an adjustment in the December 31, 2023, Unaudited Pro Forma Condensed Combined Statement of Operations.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure to explicitly cite the accounting framework within U.S. GAAP applied to Cullgen’s estimated transaction costs in the Unaudited Pro Forma Condensed Combined Financial Statements. Please see page 301–302 of Amendment No. 1.

The Company expects to account for the Merger as a reverse recapitalization, akin to Cullgen issuing equity for the net assets of the Company and therefore accounted for the Merger as an equity financing with Cullgen as the accounting acquirer. In accordance with ASC 340-10-S99-1, all costs directly related to the Merger that are incremental to the recurring operations of Cullgen should be deferred and reflected as a reduction to the net proceeds from the equity financing. Consequently, transaction costs incurred by Cullgen are deferred in the historical financial statements and estimated costs not yet incurred are treated as a pro forma adjustment to accrued expenses and other current liabilities and additional paid-in capital in the Unaudited Pro Forma Condensed Combined Balance Sheet. Since Cullgen’s estimated transaction costs are treated as a reduction to the net proceeds rather than expenses, the amounts are not reflected as a pro forma adjustment to the Unaudited Pro Forma Combined Statement of Operations.

Should the Staff have any questions concerning the enclosed matters, please contact the undersigned at 212-659-4974.

Very truly yours,

/s/ Rick A. Werner
Rick A. Werner, Esq.

cc:	Peter Ludlum, Pulmatrix, Inc. Ryan Murr, Esq., Gibson, Dunn & Crutcher LLP Branden Berns, Esq., Gibson, Dunn & Crutcher LLP Melanie Neary, Esq., Gibson, Dunn & Crutcher LLP